SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	January	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated January 3, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	January 3, 2014

Sonde Resources Corp. Announces Appointment of President and CEO

CALGARY, ALBERTA - (Marketwired - January 3, 2014) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT: SOQ) announced today the appointment of Toufic Nassif, currently President Sonde North Africa, to the position of President and Chief Executive Officer and that Bill Dirks, President and Chief Operating Officer, has formally notified the Board of Directors of his resignation, effective January 3, 2014. Mr. Dirks has agreed to stay on in a consultancy role as an advisor for an indefinite period to assist with the transition.

For the past two years, Mr. Nassif was President of Sonde North Africa with responsibility for the overall management of all Sonde activities related to the Joint Oil Block offshore Tunisia and Libya. He is a well known and respected industry leader with over 35 years in the energy business with comprehensive experience in business development and commercial activities in North Africa and the Middle East. Mr. Nassif also brings extensive experience in petroleum operations management, proven large project coordination and leadership skills, strategic planning, negotiations, and overall project evaluation skills. Prior to joining Sonde, Mr. Nassif held the position of Vice President and Commercial Director for BP Libya.

Kerry Brittain, Chairman of the Board, stated: "Completing the merger of Sonde’s Canadian producing assets with Marquee was a key step in the Company’s transition to a North Africa-focused growth strategy. The appointment of Toufic as President and CEO underscores the Board’s commitment to this strategy and builds on the significant progress he has made in solidifying our relationship with Joint Oil while advancing the development of the Zarat Field and fulfilling our exploration commitments to the Joint Oil Block. The Board is appreciative of the efforts of Bill Dirks in shepherding the Company’s assets and being the moving force in the Marquee transaction. We are pleased Bill will remain available in a consulting capacity to support our Joint Oil Block activities and help optimize the value of our Western Canada exploration acreage."

Contact Information

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax:     (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	January 3, 2014	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer